INVESTMENT MANAGERS SERIES TRUST

235 West Galena Street

Milwaukee, Wisconsin 53212

June 22, 2018

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investment Managers Series Trust – File No. 333-225055

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Investment Managers Series Trust (the “Trust”), with respect to the proposed reorganization of the Phocas Real Estate Fund, a series of Forum Funds II, into the AAM/Phocas Real Estate Fund, a separate series of the Trust, be accelerated to June 25, 2018, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust

/s/ Maureen Quill
Name:	Maureen Quill
Title:	President

IMST Distributors, LLC

/s/ Richard J. Berthy
Name:	Richard J. Berthy
Title:	President